Form 51-102F1

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

Management Discussion & Analysis
Interim (unaudited) Consolidated Financial Statements for the
Three month period ended
March 31, 2006

The following discussion and analysis of the financial position and results of operations for Las Vegas From Home.com Entertainment Inc. (the” Company” or “LVFH”) should be read in conjunction with the unaudited interim consolidated financial statements and the notes thereto for the three month periods ended March 31, 2006 and 2005, and which are prepared in accordance with Canadian generally accepted accounting principals. The unaudited interim consolidated financial statements and notes thereto have not been reviewed by the Company’s Auditor. The following discussion and analysis should also be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended December 31, 2005 and 2004.

The following information will include all the disclosure required under Form 51-102F1 for Interim MD&A.

The following information is prepared as at April 30, 2006.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Readers are therefore cautioned not to place reliance on any forward-looking statement.

Description of Business

The principal business of the Company and its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”) is the development and marketing of software for on-line multi-player interactive card games. The gaming and entertainment operations are carried on by Action. The principal revenues of Action are from collecting rakes, licensing fees and royalties.

Las Vegas From Home.com Entertainment Inc. is a reporting issuer in the Provinces of British Columbia and Alberta and files all public documents on www.sedar.com . The Company is a foreign private issuer in the United States of America and in this respect, files on EDGAR, its annual report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?company=&CIK=0001061612&filenum=&State=&SIC=&owner=i nclude&action=getcompany will give you direct access to the Company’s S.E.C. filings.

Results of Operations

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

The Company has developed and has built a Software for on-line multi-player interactive card games (the “Company’s Gaming Software”) which is licensed to its wholly owned Antiguan subsidiary Action Poker Gaming Inc. (“Action”).

The Kahnawake Gaming Commission has issued to Action an interactive gaming license to operate and exploit an Internet Gaming Facility located at the facilities of Mohawk Internet Technologies Inc., which is located in the Kahnawake Mohawk Reserve in Canada (the “Kahnawake Interactive Gaming License”).

Action hosts and operates the Company’s Gaming Software to the general public. Action is the owner and operator of the URLs www.tigergaming.com, www.actionpoker.com, www.tigergaming.net, www.holycowpoker.com, www.atlantisworldpoker.com, , www.pokerincanada.com, and www.pokerincanada.net .

Action licenses the Company’s Gaming Software to several third party operators. For a list of all licensees, please visit www.lvfh.com. Furthermore, Action hosts and operates online poker websites on behalf of its licensees.

During 2005, Action has licensed from an arm’s length third party, an online Casino Software (”Online Casino”), which is operated by Action under the URL www.playvegasfromhome.com.

The principal revenues of Action are from collecting rakes, licensing fees and royalties.

The Company is continually enhancing and upgrading the Company’s Gaming Software in order to retain and increase its customer base.

The Company is presently not a party to any legal proceedings whatsoever.

The Company’s Canadian operations currently employs 39 people (2005: 32) consisting of staff and management.

On April 28, 2004, the Company acquired, Action Commerce Limited (UK), a United Kingdom corporation. Action Commerce Limited (UK) is now a wholly owned subsidiary of the Company, and acts as payment processor for the Company and its subsidiaries. Furthermore, the Company has caused to incorporate the following companies which are wholly owned subsidiaries of the Company; (1) Guardian Commerce Limited, (“Guardian”) a St. Kitt’s Corporation which was incorporated to enable the Company’s subsidiaries to continue their business relationship with Optimal Payments Inc., (2) APG Enterprises Ltd., a Cypriot Corporation (“APG Cyprus”). APG Cyprus, is operational in Cyprus and currently employs 35 people (2005: 16) and (3) APG Enterprises, an Armenian corporation (“APG Armenia”). APG Armenia currently employs 12 people (2005: Nil) and is providing technical and administrative support to APG Cyprus. Upon the dissolution of one of the Company’s former subsidiaries, the Company acquired a 100% interest in 4010493 Canada Inc., a federally chartered Canadian company which, has been dormant and as a result, is currently being dissolved. In addition, the Company caused to dissolve two inactive Panamanian subsidiaries during the year, Georgia Enterprises Corp., and Tiger Ventures Corp.

At the Annual & Special General Meeting of the Company’s shareholders which was held on June 30, 2005, the shareholders approved the Audited Consolidated Financial Statements for the year ended December 31, 2004 and the Auditor’s report thereon; fixed the number of Directors for the ensuing year at four; elected Bedo H. Kalpakian, Jacob H. Kalpakian, Neil Spellman and Gregory T. McFarlane as Directors of the Company; re-appointed the Company’s Auditor, Smythe Ratcliffe, Chartered Accountants, for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor. The shareholders also approved: (a) the deletion of the pre-existing Company Provisions in the Notice of Articles of the Company and in substitution, the adoption of a new form of Articles for the Company pursuant to The Business Corporations Act (British Columbia); (b) the increase of the Company’s authorized share capital to an unlimited number of common shares and an unlimited number of preferred shares, issuable in series, in each case without nominal or par value; and (c) the amendment to the Company’s 2004 Stock Option Plan by increasing the maximum number of common shares which may be reserved for issuance pursuant to the Stock Option Plan to 15,866,936 common shares (the “Company’s Amended 2004 Stock Option Plan”).

Effective February 27, 2006, the Company’s common shares have been listed and trade on the Frankfurt Stock Exchange under the trading symbol “LVH”. The Company’s ISIN number is CA5176721010 and the German security code is WKN935277. The listing of the Company’s common shares on the Frankfurt Stock Exchange provides the Company with increased exposure in the European investment community as well as increasing the visibility of its products in that marketplace.

For the three month period ended March 31, 2006, the Company recorded revenue of $3,678,721 as compared to $2,084,056 for the same period in 2005, due to an increase in usage of the Company’s Gaming Software. Interest income was $62,334 as compared to $1,255 during the same period in 2005, reflecting an increase in cash balances in the bank mainly attributable to proceeds received from the Brokered Offering. The gain before other items was $356,255 as compared to a gain of $364,329 for the same period in 2005. Total expenses of the Company increased to $3,384,800 reflecting an increase in the level of the Company’s activities as compared to $1,720,982 for the same period in 2005. Items which contributed to an increase in operating expenses during the period ended March 31, 2006, were office expenses of $125,659 (2005:$44,816), salaries and benefit expenses of $829,032 (2005:$334,252), advertising and promotion expenses of $1,542,017 (2005:$746,969), amortization of $142,608 (2005:$65,336), legal, accounting and audit fees of $46,327 (2005:$33,749), rent of $136,991 (2005:$78,625), travel, meals and entertainment expenses of $83,730 (2005:$81,722), transaction fees of $275,173 (2005:$176,288), telephone of $17,310 (2005:$9,377), and management fees of $90,000 (2005:$45,000), commission fees of $12,700 (2005:$Nil) and bank charges, interest and foreign exchange of $6,029 (2005:$2,373). During this period, the Company recognized the amount of $74,440 as stock option compensation expense (2005:$Nil).

During the year ended December 31, 2005, in keeping with Management’s commitment to support worthwhile causes, the Company has made donations totalling $51,500 to the following:- (1) St. Vartan’s Armenian Apostolic Church of British Columbia as to $6,500; (2) the Zajac Ranch for Children as to $5,000. The Zajac Ranch is a camp dedicated to “raising the spirits” of children with life threatening, chronic illnesses or disabilities and the Zajac Ranch project is spear headed by the Zajac Foundation, a non-profit organization registered as a charitable institution with the Government of Canada whose mandate is to support children, seniors and those with special needs through innovative community projects focused on developing life long skills and independence; (3) Street Kids International, as to $35,000, an international charity based in Canada, striving to be the lead organization in developing, disseminating and advocating the practical solutions needed to give street kids around the world the choices, skills, and opportunities to make a better life for themselves; and (4) La Relance Jeunes et Familles, as to $5,000, a charitable organization dedicated to helping young people and their families.

During the first quarter ended March 31, 2006, the Company donated $1,000 to the “Make A Wish Foundation”, a children’s charitable foundation, with respect to efforts being made by the Sunbeam Canada/Team Alpine and their drive across Canada in order to raise money for the Make A Wish Foundation. On a going forward basis, the Company intends to continue and focus its commitment to solely support children’s charitable causes.

Effective February 1, 2006, the Company has entered into a lease agreement for its Vancouver offices for a term of 12 months at a montly rent of $15,000 plus G.S.T.

The weighted average gain per common share was $0.003 as compared to a gain of $0.005 during the same period in 2005. Total assets at March 31, 2006, were $13,606,499 (2005:$3,891,292). The Company has equipment leases with present net minimum lease payments of $17,078 expiring in 2007 (2005:$38,399). The Company has not paid any cash dividends and does not plan to pay any cash dividends in the future.

During the three month period ended March 31, 2006, the Company had a net gain of $315,128; or $0.003 per share (weighted average), as compared to a net gain of $364,329; or $0.005 per share (weighted average), in the same period of 2005.

During the three month period ended March 31, 2006, the Company’s weighted average number of shares was 93,114,908 as compared to 77,406,344 for the same period in 2005.

For the three month period ended March 31, 2006, the Company had a working capital of $11,154,408 as compared to $2,368,808 in the same period of 2005.

First Quarter, (March 31, 2006)

During the three month [first quarter] period ended March 31, 2006, the Company had a net gain of $315,128 or $0.003 per share as compared to a net gain of $364,329; or $0.005 per share in the same three month [first quarter] period of 2005. Total revenues have significantly increased to $3,741,055 (2005:$2,085,311) mainly due to a substantial increase in revenue generated from the Company’s Gaming Software in the amount of $3,678,721 (2005:$2,084,056). Interest income increased to $62,334 from $1,255 for the comparative period in 2005 due to increased cash balances in the bank. Operating costs have increased to $3,384,800 as compared to $1,720,982 for the same period in 2005 reflecting an increase in the Company’s activities. Costs relating to salaries and benefits, advertising and promotion, transaction fees, amortization, legal, accounting and audit, telephone, travel, meals and entertainment, management fees, office, bank charges, interest and foreign exchange, commission fees and rent contributed to the increase in operating costs.

Risks related to our Business

The Company, and the Securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company’s Securities:

•	General Risk Factors: Although management of the Company believes that the conduct of Internet gaming related activities by its Antiguan subsidiary, Action Poker Gaming Inc. (“Action”), represents a lawful business, there is the risk that the legality of the Internet gaming related activities may be challenged by Canadian or other legal authorities. If the legality of the Internet gaming related activities is challenged and the challenge is sustained, it can have a material adverse impact on the business and financial affairs of the Company.

There is an ongoing effort in the U.S.A. to enact legislation for the prohibition of on-line gaming and for financial transactions pertaining to on-line gaming. The passage of such legislation could substantially and adversely impact the business and financial affairs of the Company and its licensees.

The marketplace for the Company’s Gaming Software is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. The Company’s products and services compete against those of other companies that have greater financial, marketing, technical and other resources than those of the Company. Any changes in the internet’s role as the premier computer network information service or any shutdown of internet services by significant internet service providers will have an adverse material impact on the Company’s ability to generate revenues. Furthermore, the Company can be severely and adversely affected from power failures, internet slowdowns or failures, software slowdowns or failures and hackings. The Company relies heavily on its employees, the loss of any of whom could have an adverse effect on the Company. The Company also relies on its licensees for the operation of the Company’s Gaming Software, the loss of any of which could have an adverse effect on the affairs of the Company. Changes in policies of companies, financial institutions or banks, that handle credit card transactions and/or other types of financial transactions for on-line gaming, can have an adverse impact on the business and financial affairs of the Company.

The profitability of the Company can be affected by fluctuations in the exchange rate of the US Dollar in relation to the Canadian Dollar due to the fact that the Company’s revenues are generated in US Dollars while a certain portion of the Company’s expenses are incurred in Canadian Dollars.

•	Dilution: There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company’s shareholders.

•	Revenues and Dividends: While The Company has recently started generating meaningful revenues, the Company has not yet established a long term pattern of consistently generating meaningful revenues. The Company intends to retain its earnings in order to finance further growth. Furthermore, the Company has not paid any dividends in the past and does not expect to pay any dividends in the future.

•	Investments in Securities: From time to time, the Company has acquired securities for investment purposes. The Company is exposed to significant market risk with respect to these securities and there are no assurances whatsoever that the Company will recover its investment in these securities.

Summary of Quarterly Results

The following are the results for the eight most recent quarterly periods, starting with the three month quarterly period ended March 31, 2006:

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended	2006	2005	2005	2005
	$
Total Revenues	3,741,055	3,561,718	3,389,665	2,684,624

Income (loss) before other items	356,255	(9,291)	515,857	288,391

Earnings (loss) per common share before other items	0.004	(0.00)	0.006	0.003

Fully diluted earnings (loss) per common share before other items	0.003	n/a	0.004	0.003

Net income (loss) for the period	315,128	(177,218)	515,857	385,773

Basic net earnings (loss) per share	0.003	(0.002)	0.006	0.005

Diluted net earnings (loss) per share	0.003	n/a	0.004	0.004

For the Quarterly	March 31,	December 31,	September 30,	June 30,
Periods ended	2005	2004	2004	2004
	$
Total Revenues	2,085,311	1,073,518	350,688	282,979

Income (loss) before other items	364,329	(2,176,513)	(530,878)	(429,508)

Earnings (loss) per common share before other items	0.005	(0.03)	(0.01)	(0.01)

Fully diluted earnings (loss) per common share before other items	0.004	n/a	n/a	n/a

Net income (loss) for the period	364,329	(3,461,006)	(558,394)	(862,178)

Basic net earnings (loss) per share	0.005	(0.05)	(0.01)	(0.02)

Diluted net earnings (loss) per share	0.004	n/a	n/a	n/a

The Company’s business is not of a seasonal nature.

A major portion of the Company’s total revenues have been generated as a result of a general acceptance of the Company’s Gaming Software by the Company’s Licensees and users of the Company’s Gaming Software.

Fluctuations in the exchange rate of the US dollar in relation to the Canadian dollar have a direct impact on the results of the Company’s operations due to the fact that the Company’s revenues are generated in US dollars while a certain portion of the Company’s expenses are incurred in Canadian dollars.

Liquidity and Capital Resources

During the first quarter of 2006, and the first, second, third and fourth quarters of 2005, the Company experienced meaningful increases in its revenues. In order for the Company to further increase its revenues, the Company must dedicate more resources to marketing and to upgrading the Company’s Gaming Software so as to have a full suite of poker games as well as new products. If the Company is successful in increasing and/or sustaining its revenues, Management is of the opinion that the Company shall be able to fund its marketing and development expenditures from the Company’s increased and/or current cash flow.

The Company entered into Non-Brokered Private Placement Agreements with various parties, dated December 13, 2004, to issue 5,000,000 units at $0.20 per unit for total proceeds of $1,000,000 to the Company, each unit consisting of one common share and one-half of one warrant; each whole warrant entitling the holder to purchase one common share at a price of $0.25 per common share for a period of 24 months. The financing was approved by the TSX Venture Exchange on January 7, 2005, and all units which were issued had a hold period which expired on May 8, 2005.

The Company entered into an agreement on April 20, 2005, with a syndicate of underwriters led by Wellington West Capital Markets Inc. and CIBC World Markets Inc. and including GMP Securities Ltd. and Sprott Securities Inc. (collectively the “Underwriters”) for a “bought-deal” underwritten private placement of Subscription Receipts (the “Brokered Offering”). The Brokered Offering closed on May 13, 2005. As a result, 12,485,500 common shares and 6,242,750 share purchase warrants at an exercise price of $1.00 per common share were issued to various investors pursuant to the Brokered Offering. Total net proceeds received by the Company were $7,487,689. The Company paid the Underwriters an aggregate cash commission of $547,801 and issued a total of 842,771 Broker’s Compensation Warrants (the “Compensation Warrants”) which are exercisable into Units at $0.65 per Unit. Each Unit consists of one common share in the capital of the Company and one half of one share purchase warrant. One whole share purchase warrant is required to purchase one additional common share at $1.00 per share. All share purchase warrants expire on May 13, 2007. The shares, share purchase warrants and Compensation Warrants, which were issued by the Company on July 13, 2005, had hold periods which expired on September 14, 2005, at which time the share purchase warrants commenced trading on the TSX Venture Exchange, under the symbol LVH.WT.

Proceeds received by the Company from all financings are being utilized for general working capital purposes.

The Company has granted stock options and share purchase warrants to acquire common shares of the Company, at certain prices, to various parties. Should any outstanding stock options or share purchase warrants be exercised by any party, then any funds received by the Company shall be used for general working capital purposes. However, there are no assurances whatsoever that any stock options or share purchase warrants will be exercised before their respective expiry dates.

During the three month period ended March 31, 2006, a total of 357,592 stock options were exercised at prices ranging between $0.12 and $0.19 per common share for total proceeds to the Company of $64,715. 50,000 stock options exercisable at $0.19 per common share expired and no stock options were granted during the period.

During the three month period ended March 31, 2006 a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000.

The Company’s working capital at March 31, 2006, was $11,154,408 as compared to a working capital of $10,627,345 at December 31, 2005; Marketable securities at March 31, 2006, were $89,193 as compared to $379,236 at December 31, 2005; Accounts receivable at March 31, 2006, was $1,391,676 as compared to $1,801,274 at December 31, 2005; Prepaids and security deposits at March 31, 2006, were $42,930 as compared to $27,499 at December 31, 2005; Due from related parties at March 31, 2006, was $Nil as compared to $4,740 at December 31, 2005. At March 31, 2006, the Company had $9,885,486 in cash and term deposits as compared to 8,408,620 at December 31, 2005.

During the three month period ended March 31, 2006, the Company’s total assets were $13,606,499 as compared to $12,819,608 at December 31, 2005. The Company’s total liabilities were $2,452,091 as compared to $2,194,813 at December 31, 2005.

Trends

The marketplace for the Company’s business is constantly undergoing changes, is intensely competitive and is subject to changes in customer preferences. Consequently, new products are being developed continuously by the Online Gaming Industry in order to satisfy customer demands, and new venues of advertising and promotion are being used by the Online Gaming Industry so as to attract new customers and retain existing ones.

Related Party Transactions

The Company entered into a licensing agreement on November 4, 2002, with Bronx Ventures Inc. [formerly Lucky 1 Enterprises Inc.] (“Bronx”), a related party, for the joint development of certain on-line gaming software consisting of three card games; Pan, Big 2, and Chinese Poker, (the “three card games software”). In respect to this transaction, the Company received the approval of the TSX Venture Exchange on November 21, 2002. The three card games software is equally owned by the Company and Bronx. The Company is the operator of the three card games software. The Company receives 60% and Bronx receives 40% of all revenues that are generated from the operation of the three card games software. The Company’s 60% share of revenues generated from the three card games software was $727,206 for the twelve month period ended December 31, 2005 (2004: $438,558).

The Company’s 60% share of revenues from the three card games software for the three month period ended March 31, 2006 was $219,456 (2005: $153,540).

The Company has paid to Bronx $146,304 representing 40% of revenues generated from the three card games software for the three month period ended March 31, 2006 (2005: $102,360).

For the three month period ended March 31, 2005, Kalpakian Bros. of B.C. Ltd. was paid $90,000. (2005:$45,000). The principals of Kalpakian Bros. of B.C. Ltd. are Bedo H. Kalpakian and Jacob H. Kalpakian, both Company directors and officers. Pursuant to a Management Services Agreement (the “Agreement”) effective July 1, 2005, the remuneration payable to Kalpakian Bros. is $30,000 per month plus GST. Kalpakian Bros. is also entitled to reimbursement for all traveling and other expenses incurred by it in connection with performing its services. The term of the Agreement is for five years and the term automatically extends for additional one-year periods on each anniversary date of the Agreement, unless the Company, not less than 180 days prior to any such anniversary, gives written notice to Kalpakian Bros. that it does not wish to further extend the Agreement. If the Agreement is terminated by the Company other than for just cause, or is terminated by Kalpakian Bros. for good reason, then Kalpakian Bros. is entitled to be paid the annual remuneration for the unexpired term of the Agreement and is also entitled to immediate vesting of all unvested stock options. Kalpakian Bros. may terminate the Agreement on giving four months notice.

As of January 7, 2005, Bronx, a related company, has acquired for investment purposes, 1,250,000 units of the Company at a price of $0.20 per unit. Each unit consists of one common share and one-half of one warrant. One whole warrant is required to purchase one common share at $0.25 per share expiring on January 7, 2007 of which a total of 300,000 share purchase warrants were exercised at $0.25 per common share for total proceeds to the Company of $75,000. In the future, Bronx may either increase or decrease its investment in the Company.

The Director’s loan of $4,740 was repaid to the Company on February 9, 2006.

Changes in Accounting Policies

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires all forms of stock based compensation, including stock options to be accounted for using the Fair Value based method and recorded as an expense over the vesting period. Previously, the Company did not record any compensation cost on the granting of stock options to directors, officers, employees and consultants as the exercise price was equal to or greater than the market price at the date of the grants. Accordingly, stock option compensation of $74,770 was recognized as an expense for the three month period ended March 31, 2006.

Financial Instruments

(i)	Fair value

The carrying value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, amounts due to and from related parties and obligation under capital lease approximate their fair value because of the short maturity of these financial instruments.

(ii)	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and liabilities.

(iii)	Credit risk

The Company is exposed to credit risk with respect to its accounts receivable, however, risks on accounts receivable is minimal as receivables are from major internet payment processors.

(iv)	Foreign currencies

The Company considers the Canadian dollar to be its functional currency and translates the results of foreign operations into Canadian currency using approximately the average exchange rate for the year. The exchange rate may vary from time to time. This risk is minimized to the extent that all non-Canadian source revenues and expenses are in US dollars.

(v)	Market risk

The Company is exposed to market risk with respect to its investment in marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Company’s March 31, 2006 Interim (unaudited) Consolidated Statements of Operations and Deficit and the Company’s December 31, 2005 (audited) Consolidated Statements of Operations and Deficit.

Capital Stock

Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred	Exercise	Expiry Dates
	—	Shares	($) Price per	—
		—	common share
Issued and Outstanding as at April 30, 2006	93,292,270	Nil	N/A	N/A

Purchase & Novation Agreement	6,670,000	Nil	N/A	N/A

				Jun 9/06 to
Stock Options	9,519,000	Nil	$0.12 to 0.46	Dec 27/07

Brokers’ Warrants	90,000	Nil	$0.10	Oct 31/06

				Oct 31/06 to
Warrants	*12,582,750	Nil	$0.20 to $1.00	May 13/07

842,771 Compensation Warrants to acquire Units Consisting of:

common shares	842,771	Nil	$0.65	May 13/07

share purchase Warrants	421,386	Nil	$1.00	May 13/07

Fully Diluted as at April 30, 2006	123,418,177	Nil	N/A	N/A

*	Of which 6,242,750 warrants commenced trading on the TSX Venture Exchange under the trading symbol “LVH.WT” effective at the opening on September 14, 2005. Each warrant entitles the holder to purchase one common share at a price of $1.00 per share and will expire on May 13, 2007.

Subsequent Events

Subsequent to the three month period ended March 31, 2006, a total of 45,000 employee stock options were exercised at $0.12 per common share for total proceeds to the Company of $5,400. In addition, a total of 75,000 share purchase warrants were exercised at $0.20 per common share for total proceeds to the Company of $15,000.

Subsequent to year end, the Company and Bronx determined that it would be in their best interests if Bronx would sell its interest in the three card games Software to the Company.

As Bronx and the Company have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”), to provide a valuation report and fairness opinion letter in respect to the proposed transaction. Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and LVFH its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and LVFH if:-

1. Bronx’s interest in the three card games Software is valued at $2,400,000; and
2. LVFH is valued at CDN $33,500,000 or $0.36 per share.

Consequently, Bronx has entered into a Purchase and Novation Agreement with the Company whereby Bronx has agreed to sell all its right, title and interest in and to the three card games Software to the Company for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of the Company (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement is subject to the approval of the TSX Venture Exchange (“TSX”) and such approval from the TSX was received on April 28, 2006. The closing of the transaction will take place five business days after April 28, 2006, and the 6,670,000 common shares of LVFH which shall be issued to Bronx will be restricted from trading for a period of 12 months.

This transaction shall provide the Company with an additional revenue stream.

Outlook 2006

Industry indications and trends remain buoyant as the sector continues to enjoy solid results. Despite the strong results, the industry is starting to consolidate.

For any company to remain competitive in the industry, it must either offer a full choice of verticals to the gaming customer or carve either a dominant or niche space in the marketplace. The large number of online gaming sites and the increasingly higher barriers to profitable scale mean that consolidation will be seen by many operators as an attractive exit going forward.

The Company’s core business of licensing and operating poker software continues to show momentum. In 2006, the Company expects to achieve revenues between $16 to $20 million alone from its current poker-concentrated software offering. A new stream of revenues is also expected to be generated with the launching of a separate Asian Software platform.

The Company’s two main brands, www.tigergaming.com and www.actionpoker.com should see continued growth as both brands are preparing to launch highly visible marketing campaigns related to this year’s World Series of Poker later this summer.

The Company is in the process of establishing an office in Costa Rica which is expected to generate further licensing and other business opportunities.

As stated above, additional revenues are expected to be generated with the launching of the Company’s new Asian Software platform which is scheduled to be released in Q2 2006. This Asian initiative will not only lessen the Company’s dependence on its current business derived from one specific region, it could possibly fuel strong growth by introducing “Early or First to Market” software of already recognized and popular games in that market not yet found on the internet.

While it is pre-mature to estimate what revenue the new Asian Software platform will generate, the Company is hopeful the combination of its unique software, early or first mover advantage coupled with promising relationships will generate positive results.

The Company has made geographical diversification of both its customers and products, such as the Asian Software platform, as one of its primary objectives in 2006. In fact, plans are underway to follow this initiative of customer and product diversification to other targeted regions.

With the Company having a solid balance sheet, expanded operational infrastructure, growing demand for its core product, an innovative product pipeline and the soon to be released Asian Software platform, the Company is well positioned for continued growth.